Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,
	2009		2010		2011		2012		2013

Earnings Before Income Taxes	$4,264,952		$11,336,300		$67,446,792		$115,286,396		$84,834,650
Add:
Fixed Charges	1,169,435		655,116		1,006,306		19,819,598		38,688,300
Subtract:
Capitalized Interest	624,717		59,711		405,984		5,929,473		5,976,981

Total Earnings Before Fixed Charges	4,809,670		11,931,705		68,047,114		129,176,521		117,545,969

Fixed Charges
Interest Expense	535,094		583,376		585,982		13,874,909		32,709,056
Capitalized Interest	624,717		59,711		405,984		5,929,473		5,976,981
Estimated Interest Component of Rent	9,624		12,029		14,340		15,216		2,263

Total Fixed Charges	1,169,435		655,116		1,006,306		19,819,598		38,688,300

Ratio of Earnings to Fixed Charges(1)	4.1	x	18.2	x	67.6	x	6.5	x	3.0	x
____________________
(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.